Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Earnings:
Income (loss) before income taxes	$43	$52	$49	$51
Less: capitalized interest	(1)	(1)	(2)	(2)
Add: fixed charges	71	69	139	141
Amortization of capitalized interest	1	1	1	1

Adjusted earnings	$114	$121	$187	$191

Fixed charges:
Interest expense	$42	$41	$84	$86
Amortization of debt costs	2	2	4	4
Rent expense representative of interest	27	26	51	51

Total fixed charges	$71	$69	$139	$141

Ratio of earnings to fixed charges	1.60	1.75	1.34	1.36